John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157 john.lively@1940actlawgroup.com

March 1, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 13, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 92 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 93 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed with regard to the Longview Global Allocation Fund, a series of the Trust, for the purposes of: (i) adding short sales to the Fund’s principal investment strategy and the corresponding risk disclosure, (ii) removing the 40% investment policy on global investing, and (ii) changing the Fund’s name to the Longview Tactical Allocation Fund.

On January 8, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: In the introductory paragraph prior to the fee table, please state the heading and page number where information may be found on sales charges in the Fund’s Statement of Additional Information.

Response: The Fund does not have disclosure in its Statement of Additional Information on sales charges so no cross-reference has been added in this section. We note that the Trust believes that the information required to be disclosed by Form N-1A pertaining to sales charges is contained in the Fund’s prospectus and therefore is not required to be included in the Fund’s statement of additional information.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

March 1, 2013

2.	Comment: Please represent that the amount in “other expenses” will include an estimate of dividends and/or interest on short sales. If the amount of “other expenses does not include such an estimate, please, as appropriate, make such an adjustment to the “other expenses.” As appropriate, please update the expense example and include a footnote that the “other expenses” line item has been restated to reflect the effect of the estimate of dividends and/or interest on short sales.

Response: The Trust has revised the disclosure as you have requested. The amount of “other expenses” has been adjusted to include an estimate of dividends and/or interest on short sales, a footnote has been added, and the expense example has been updated accordingly.

Fund Summary – Principal Investment Strategies

3.	Comment: Please expand upon the disclosure on short sales by explaining the Fund’s investment strategy for engaging in short sales (i.e., when would the Fund intend to short) and disclose the Fund’s limitations on amount of short sales, if any.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

4.	Comment: In the disclosure on short sales risk, please add language to the effect that the Fund’s gain is limited to the price at which it holds the security and short sales losses are theoretically unlimited.

Response: The Trust has revised the disclosure as you have requested.

Management of the Fund

5.	Comment: Please update the following sentence: “A discussion of the factors that the Board of Trustees considered in approving the Fund’s advisory agreement is included in the Fund’s semi-annual report for the fiscal period ended November 30, 2011.”

Response: The Trust notes that the disclosure contained in the Fund’s semi-annual report for the fiscal period ended November 30, 2011, represented disclosure from the Fund’s initial advisory agreement approval. As the Fund’s investment advisory agreement had an initial two year term, the next renewal will not take place until the Board of Trustees of the Trust meets in March 2013. The Trust believes the applicable Form N-1A disclosure requirements look backward at renewals that have occurred and, other than in the case of a new fund, the disclosure requirements are not forward looking. The Trust has not revised the disclosure as you have requested.

It was noted that there were no comments to the Statement of Additional Information.

*             *             *

Ms. Laura Hatch

U.S. Securities and Exchange Commission

March 1, 2013

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively